FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Relevant Event dated February 27, 2004 regarding the Ordinary Annual General Shareholders’ Meeting

ITEM 1

Relevant Event

Corporate Division of External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 34 91 348 81 00 34 91 348 80 00 Fax 34 91 314 28 21 34 91 348 94 94 www.repsolypf.com

Madrid, 27 February 2004

The Repsol YPF, S.A. Board of Directors has resolved that its next Ordinary Annual General Shareholders Meeting be held on 30 March next in first call, and 31 March in second call.

As part of the company’s policy to encourage an active participation by corporate shareholders, an compensation for attendance of €0.02 gross per share has also been approved for attendance at the aforementioned Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	March 1, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer